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08030025

'MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66977

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____January 1, 2007_____ AND ENDING _____December 31, 2007_____
                                                  MM/DD/YY   MM/DD/YR

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Independent Brokers, LLC (A Limited Liability Company)

OFFICIAL USE ONLY
_____
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street _____
                                              (No. and Street)

New York _____ NY _____ 10004
          (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Lipner, CPA   516-487-4070
                                                                     (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Lipner, Sofferman & Co., LLP

(Name – if individual, state, last, first, middle name)

185 Great Neck Road	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 2 1 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section

FEB 27 2008

Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   *Potential persons who are to respond to the collection of information*
                         contained in this form are not required to respond unless this form displays
                         a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas DiGaetano   , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Independent Brokers, LLC (A Limited Liability Company) , as of December 31, 2007 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____   _____
                                     Signature

FARAHNAZ KAMRUDIN
Notary Public, State of New York
No. 01KA6096425
Qualified in Queens County
Commission Expires _____ 2011

_____   PRESIDENT
Notary Public   Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Cash Flows.
X (e) Statement of Changes in Member's Equity or Sole Proprietor's Capital.
   (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital.
   (h) Computation of Determination for Reserve Requirements Pursuant to Rule 15c3-3.
   (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with focus report.
X (l) An Oath or Affirmation.
   (m) A copy of the SIPC Supplemental Report.
   (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5.

-2-

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

DECEMBER 31, 2007

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

	Pages
Annual Audit Report Form X-17A5 Part III	1-2
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Income	5
Statement of Member's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-10
Supplemental Schedule of Computation of Net Capital	11-12
Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5	13-14
Independent Auditors' Report of Difference Between Audited Report and Focus Report	15



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

We have audited the accompanying statement of financial condition of Independent Brokers, LLC (A Limited Liability Company) as of December 31, 2007, and the related statements of income, member's equity, cash flows, and the statement of 15c 3-1 net capital computation for the year then ended that you are filing pursuant to 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the individual, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Independent Brokers, LLC (A Limited Liability Company) at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lipner, Sofferman + Co., LLP

Great Neck, NY
February 13, 2008

-3-

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Current assets:	
Cash - checking	$ 46,056
- money market	147,844
	193,900
Commissions receivable	238,803
Due from clearing organization	16,529
Clearing deposit	10,238
Prepaid expenses	18,906
	284,476
Total current assets	478,376
Property and equipment	106,336
Less: accumulated depreciation	(83,213)
	23,123
Security deposits	10,233
Total assets	$511,732

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses and taxes	$ 56,465
Total current liabilities	56,465
Member's equity	455,267
Total liabilities and member's equity	$511,732

See accountants' report and notes to financial statements.

-4-



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Income:	
Commissions	$2,735,714
Interest income	1,887
Other income	24,348
Dividend income	858
Loss on sale of security	(9,603)
	2,753,204

Expenses:	
Payroll and related expenses	899,939
Clearance charges	22,520
Quotes and tickers	113,098
Travel, meals and entertainment	139,081
Repairs	11,834
Employee benefits	53,141
Telephone and communications	39,076
Professional fees	59,646
Computer expense	10,969
Office expense	20,456
Insurance	6,138
Dues and fees	15,877
Rent	61,597
Depreciation	2,544
Donations	2,488
Promotion	2,400
Bank charges	1,978
NYC UBT tax	43,875
	1,506,657

Net income	$1,246,547

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

Balance, January 1, 2007	$ 607,369
Less: distributions to member	(1,398,649)
Add: net income	1,246,547
Balance, December 31, 2007	$ 455,267

See accountants' report and notes to financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:		
Net income		$1,246,547
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Depreciation	$ 2,544	
Decrease in commissions receivable	121,804	
Increase in clearance account	(16,529)	
Decrease in deposit account	52,496	
Increase in prepaid expenses	(12,174)	
Decrease in accrued expenses	(66,550)	
Total adjustments		81,591
Net cash provided by operating activities		1,328,138
Cash flows from investing activities:		
Decrease in investment	61,888	
Purchase of property and equipment	(25,667)	
Net cash provided by investing activities		36,221
Cash flows from financing activities:		
Distributions to member	(1,398,649)	
Net cash (used) by financing activities		(1,398,649)
Net decrease in cash and cash equivalents		(34,290)
Cash and cash equivalents, beginning		228,190
Cash and cash equivalents, ending		$ 193,900
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes paid during year		$ --
Interest paid during year		$ --

See accountants' report and notes to financial statements.

-7-

 LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT BROKERS, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007

1.   Statement of Significant Accounting Policies:

Organization:

Independent Brokers, LLC (A Limited Liability Company) was organized on September 20, 2004 under the laws of the State of New York and was authorized to do business in New York. The company is a registered broker under the Securities and Exchange Commission and became a member of the Financial Industry Regulatory Authority, Inc., formerly the National Association of Securities Dealers, in November 2005.

Concentration of Risk:

The company is engaged in various trading and brokerage activities in which counterparties primarily consist of other broker dealers. In the event these counterparties do not fulfill their obligations, the company may be exposed to certain risks. The risk of default depends upon the creditworthiness of the counterparties or issuers of the instrument.

As of December 31, 2007, the North Fork bank statement indicated a balance of $176,009. Funds deposited with a single financial institution are insured up to $100,000 in the aggregate by the Federal Deposit Insurance Corporation (FDIC). Should the bank become unable to meet its obligations, losses could be incurred by the company.

Security Transactions:

The company records its transactions on the trade date; this includes profits and losses arising from security transactions entered into for the account of the company.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Property and Equipment:

Property and equipment are stated at cost, less accumulated depreciation. Repairs and maintenance charges, which do not increase the useful lives of assets, are charged to income as incurred. Depreciation expense for the year ended December 31, 2007 was $2,544.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

-8-



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

1. Statement of Significant Accounting Policies:

Income Taxes:

No provision for federal and state income taxes is made in these financial statements as these taxes are the responsibility of the member under this form of organization. However, the company is liable for New York City unincorporated business tax.

Leases:

The company entered into a lease agreement with 55 Broad Street L.P. for the rental of property located at 55 Broad Street, New York, NY. This agreement commenced on October 7, 2004 and ends on December 31, 2009. The lease is made at the following annual rental rates: $58,944 with respect to the period from the commencement date to and including June 30, 2007; and $63,856 with respect to the remainder of the lease. The minimum lease payments for the lease term are:

Year Ended December 31,	
2008	$ 63,856
2009	63,856
	$127,712

2. Net Capital Requirements:

Independent Brokers, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15C3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the New York Stock Exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, Independent Brokers, LLC (A Limited Liability Company) had net capital of $280,419 after adjustments for non-allowable assets, which was $275,419 in excess of its required net capital. Independent Brokers, LLC (A Limited Liability Company)'s net capital ratio was .2014 to 1.

3. Financial Instruments with Off-Balance Sheet Credit Risk:

As a securities broker, the company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The company introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

-9-



LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

3.   Financial Instruments with Off-Balance Sheet Credit Risk (continued):

The company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the company and the company's ability to liquidate the collateral at an amount equal to the original contracted amount.   The agreement between the company and its clearing brokers provides that the company is obligated to assume any exposure related to such non-performance by its customers. The company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The company monitors its customers' activity by reviewing information it receives from its clearing brokers on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

4.   Clearing Deposit:

The company is required to maintain a security deposit of $10,000 with North American Clearing, Inc. At December 31, 2007, the balance in this account was $10,238.

5.   Profit Sharing Plan:

The company has a profit sharing plan for all employees who meet plan eligibility requirements whereby it contributes to the plan based on participants' compensation. The company also has provisions for additional salary deferral under Internal Revenue Code Section 401(k). Company contributions to this plan are discretionary and are determined annually by the company. For the year ended December 31, 2007, the company made no contributions to the plan.

6.   Commitments and Contingencies:

The company had no significant contingent liabilities requiring disclosure in the financial statements.



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

BROKER OR DEALER Independent Brokers, LLC (A Limited Liability Company)	as of	12/31/2007

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition...	$	455,267	3480
2. Deduct ownership equity not allowable for Net Capital...	(	)	3490
3. Total ownership equity qualified for Net Capital...		455,267	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital.....................			3520
B. Other (deductions) or allowable credits (List)...			3525
5. Total capital and allowable subordinated liabilities...	$	455,267	3530
6. Deductions and/or charges:			
A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) $ 174,848 3540			
B. Secured demand note delinquency... 3590			
C. Commodity futures contracts and spot commodities-			
proprietary capital charges... 3600			
D. Other deductions and/or charges... 3610	(	174,848)	3620
7. Other additions and/or allowable credits (List)...			3630
8. Net capital before haircuts on securities positions...	$	280,419	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
A. Contractual securities commitments... $ 3660			
B. Subordinated securities borrowings... 3670			
C. Trading and investment securities:			
1. Exempted securities... 3735			
2. Debt securities... 3733			
3. Options... 3730			
4. Other securities... 3734			
D. Undue Concentration... 3650			
E. Other (List)... 3736	(	)	3740
10. Net Capital...	$	280,419	3750

OMIT PENNIES

Reconciliation with Independent Brokers, LLC (A Limited Liability Company) computation -
included on Part IIA of Form X-17A-5 as of December 31, 2007
filed January 2008.

Net capital as reported in Independent Brokers, LLC (A Limited Liability Company)'s Part IIA		
unaudited focus report	$	180,509
Net adjustments		99,910
Net capital per above	$	280,419

Non-allowable assets:		
Commissions receivable - aged	$	122,586
Prepaid expenses		18,906
Property and equipment		23,123
Security deposit		10,233
	$	174,848

SEC 1696 7 of 16

-11-

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Independent Brokers, LLC (A Limited Liability Company)   as of _____ 12/31/2007

COMPUTATION OF NET CAPITAL REQUIREMENT

PART A

11. Minimum net capital required (6⅔% of line 19)...	$	3,764	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)..	$	5,000	3760
14. Excess net capital (line 10 less 13)...	$	275,419	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)...	$	274,772	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition..			$	56,465	3790
17. Add:					
A. Drafts for immediate credit...	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited..	$	3810			
C. Other unrecorded amounts (List)..	$	3820	$		3830
19. Total aggregate indebtedness...			$ *	56,465	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			%	20.14	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

PART B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits..	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	$		3880
24. Net capital requirement (greater of line 22 or 23)..	$		3760
25. Excess capital (line 10 less 24)...	$		3910
26. Net capital in excess of the greater of:			
A. 5% of combined aggregate debit items or $120,000..	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

* Reconciliation with Independent Brokers, LLC (A Limited Liability Company) computation included in Part IIA of Form X-17A-5 line 3840 as of December 31, 2007 filed in January 2008:

Aggregate indebtedness as reported in Independent Brokers, LLC (A Limited Liability Company)'s Part IIA unaudited focus report	$	87,936
Net adjustments	(	31,471)
Aggregate indebtedness per above	$	56,465

LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021
(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'

REPORT ON INTERNAL CONTROL STRUCTURE

REQUIRED BY SEC RULE 17a-5

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

In planning and performing our audit of the financial statements of Independent Brokers, LLC (A Limited Liability Company) for the year ended December 31, 2007, we considered the internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17A-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Independent Brokers, LLC that we considered relevant to the objectives stated in rule 17A-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-12 (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3 because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Independent Brokers, LLC (A Limited Liability Company) is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by Independent Brokers, LLC (A Limited Liability Company) are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives.

Two of the objectives of an internal control structure and the practices and procedures are to provide the company with reasonable, but not absolute, assurance that assets for which it has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with its authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. The above should be considered with the fact that the company is owned by one individual and does not maintain a separate office staff.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, no facts came to our attention indicating that the company was not in compliance with such conditions during the period from January 1, 2007 through December 31, 2007.

This report is intended solely for the use of Independent Brokers, LLC (A Limited Liability Company), the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17A-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

LIPNER, SOFFERMAN & CO., LLP

Great Neck, NY
February 13, 2008

LS LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS



LIPNER, SOFFERMAN & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS
185 GREAT NECK ROAD, GREAT NECK, NEW YORK 11021

(516) 487-4070 · FAX (516) 773-4289 · www.lipnersofferman.com

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
NEW YORK STATE SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS'
REPORT OF DIFFERENCES BETWEEN
AUDITED REPORT AND FOCUS REPORT
DECEMBER 31, 2007

Independent Brokers, LLC
(A Limited Liability Company)
55 Broad Street
New York, NY 10004

In performing our audit of Independent Brokers, LLC (A Limited Liability Company) for the year ended December 31, 2007, we made adjustments that affected the December 31, 2007 focus report Form X-17A-5. The adjustments were as follows:

A) Increase in cash	$ 68,439
B) Decrease in accrued expenses	31,471
	$ 99,910

The net capital after haircuts as reported on our December 31, 2007 audited report was $280,419; the net capital after haircuts as reported on the December 31, 2007 focus report Form X-17A-5 was $180,509. This report was not prepared by us. The difference between these figures is $99,910, as indicated above.



LIPNER, SOFFERMAN & CO., LLP

END